LEGG MASON PARTNERS EMERGING MARKETS EQUITY FUND


Results of a Special Meeting of Shareholders
On November 29, 2005, a Special Meeting of Shareholders was held for the following purposes:
1) to approve a new management agreement and
2) to approve a new subadvisory agreement. The following table provides the number of votes cast for, against or withheld, as well as the number of abstentions and broker non-votes as to each matter voted on at the Special Meeting of Shareholders.

Broker
Item Voted On          Votes For       Votes Against Abstentions    Non-Votes
New Management Agreement 11,892,893.772 84,042.179   151,128.410    0.000
New Subadvisory Agreement 11,879,353.252 97,582.699   151,128.410    0.000